

August 17, 2011

<u>Via E-mail</u>
Mr. Mark R. Bachmann
Chief Financial Officer
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318

   RE: Zep, Inc.
      Form 10-K for the Fiscal Year Ended August 31, 2010
      Filed November 8, 2010
      Form 10-Q for Fiscal Quarter ended May 31, 2011
      Filed July 7, 2011
      File No. 1-33633

Dear Mr. Bachmann:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Rufus Decker

            Rufus Decker
            Accounting Branch Chief